UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 9, 2022

(Date of Report (Date of earliest event reported))

KINGSCROWD, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

855 Boylston Street, Suite 1000, Boston MA	02116
(Address of principal executive offices)	(ZIP Code)

(914) 826-4520

(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On November 9, 2022, KingsCrowd, Inc. (“we” or the “Company”) and Dalmore Group, LLC (“Dalmore”) entered into a Broker-Dealer Agreement (“Broker-Dealer Agreement”) pursuant to which Dalmore will be the broker-dealer of record in order to provide compliance and administrative services for the offering of the Company’s Class A common stock under Regulation A. Dalmore will not purchase any of the Offering Shares or engage in any underwriting or placement agent activities on our behalf. In consideration for the services described above, we will pay Dalmore a fee equal to 1% of the aggregate price of the shares sold after the date on which FINRA Corporate Finance issues a No Objection Letter for the offering, which sum we have authorized Dalmore to deduct directly from the escrow account being maintained for the offering. In addition, we will pay Dalmore a one-time set up fee of $5,000 for out-of-pocket expenses, which we have authorized Dalmore to deduct directly from the Escrow Account. We also have agreed to pay to Dalmore a one-time consulting fee of $20,000 payable upon issuance by FINRA of a No Objection Letter. The Broker-Dealer Agreement will become effective on the date that Dalmore receives a No Objection letter from the Financial Industry Regulatory Authority (“FINRA”) issues a No Objection Letter to Dalmore for the offering.

Under the Broker Dealer Agreement, each party has agreed to indemnify and hold the other party and its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs resulting from or arising out of the certain matters specified in the agreement, which are customary for such agreements.

Dalmore replaces OpenDeal Broker LLC (“ODB”), the former broker of record for the offering, with which we amicably parted ways.

Also on November 9. 2022, we entered into an Escrow Agreement with North Capital Investment Technology, Inc. (“NCIT”) pursuant to which NCIT has agreed to hold in escrow proceeds received from subscriptions for shares of Class A common stock until such time as we have accepted or rejected a subscription.

The Broker-Dealer Agreement, the Escrow Agreement and a new form of subscription agreement, titled Amended and Restated Subscription Agreement, are filed as Exhibits to this Current Report on Form 1-U.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSCROWD, INC.

Date: November 10, 2022	By:	/s/ Christopher Lustrino
Name: Christopher Lustrino
Title: President

3

Exhibit Index

Exhibit No.	Description

1.2	Form of Broker Dealer Agreement to be executed between Dalmore Group, LLC and the Company.

4.1(a)	Form of Amended and Restated Subscription Agreement

8.2	Form of Escrow Agreement to be executed between North Capital Investment Technology, Inc. and the Company.

4